99-10

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Aspen Group Resources Corp. (the “Company”) for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Calentine, Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert Calentine

Robert Calentine

Chief Executive Officer

April 29, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in the typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and furnished to the Securities and Exchange Commission or its staff upon request.

99-10

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes – Oxley Act of 2002

In connection with the Annual Report on Form 20-F of Aspen Group Resources Corp. (the “Company”) for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Allen Thorne, Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes – Oxley Act of 2002, that:

(3)

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(4)

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Allan Thorne

Allan Thorne

Chief Executive Officer

April 29, 2005

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in the typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and furnished to the Securities and Exchange Commission or its staff upon request.